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                               6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                April 23, 2002

                                  PRIMACOM AG
             (Exact name of Registrant as Specified in its Charter)

                                Hegelstrasse 61
                                  55122 Mainz
                              011 49 6131 931000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

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ADHOC MELDUNG

MAINZ, 22. APRIL 2002 - PrimaCom AG (Neuer Markt Frankfurt, WKN 625910;
Nasdaq: PCAG) gibt bekannt, dass Herr Hans Wolfert nicht mehr Vorstand der PrimaCom AG ist. Wolfert war fuer den Bereich Operations und den Auf- und Ausbau der neuen digitalen Breitbanddienste zustaendig. Sein Aufgabenbereich wird aufgeteilt unter den Vorstaenden Paul Thomason und dem am 1. Maerz 2002 neu in den Vorstand berufenen Dr. Stefan Schwenkedel, zustaendig fuer die Bereiche Unternehmensstrategie und Controlling.

Kontakt: Alexander M. Hoffmann, Investor Relations
         Tel.: 49 6131 / 9310-150, Fax: 49 6131 / 9310-149
         investor@primacom.de
         web site: www.primacom.de


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MAINZ, 22. APRIL 2002 - PrimaCom AG (Neuer Markt Frankfurt, WKN 625910; Nasdaq:
PCAG) reports that Hans Wolfert is no longer a Member of the Executive Board (Vorstand) of PrimaCom AG. Hans Wolfert was responsible for Operations and the development and upgrading of the new digital broadband services. His responsibilities will be shared by the other Members of the Executive Board, Paul Thomason and Dr. Stefan Schwenkedel. On March 1st, 2002 Schwenkedel was newly appointed to the Executive Board with responsibility for corporate strategy and controlling.

Kontakt: Alexander M. Hoffmann, Investor Relations
         Tel.: 49 6131 / 9310-150, Fax: 49 6131 / 9310-149
         investor@primacom.de
         web site: www.primacom.de